18 June 2009

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

Amended Announcement

Allied Gold Limited advises that the first bullet point in the announcement released on 17 June 2009 contained a typographical error. It advised that the Company was on track to achieve in excess of 70,000 ounces in FY2009-10. The statement should have read "in FY 2008-09".

The amended announcement is attached to this release.

Yours faithfully

ALLIED GOLD LIMITED

Peter Torre
Company Secretary